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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)
                              ____________________

                                U.S. FOODSERVICE
                            (Name of Subject Company)

                                U.S. FOODSERVICE
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)

                         (Title of Class of Securities)

                                   90331R 10 1
                      (CUSIP Number of Class of Securities)
                              ____________________

                             David M. Abramson, Esq.
                                U.S. Foodservice
                            9755 Patuxent Woods Drive
                            Columbia, Maryland 21046
                                 (410) 312-7100

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)

                                    Copy to:

                              John G. Finley, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                          New York, New York 10017-3954
                                 (212) 455-2000

 [ ] Check the box if the following relates solely to preliminary communications made before the commencement of a tender offer

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      U.S. Foodservice, a Delaware corporation ("U.S. Foodservice"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on March 13, 2000, relating to the tender offer (the "Offer") by Snow Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Koninklijke Ahold N.V., a company organized under the laws of The Netherlands, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of U.S. Foodservice, including the associated preferred share purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of October 4, 1999, between U.S. Foodservice and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Shares").

Item 8.  Additional information to be furnished.

   Item 8 is hereby amended and supplemented as follows:

   The waiting period applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on March 25, 2000.


Item 9.  Exhibits

   Exhibit 10. Joint Press Release of U.S. Foodservice and Koninklijke Ahold N.V., dated March 29, 2000.
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                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         U.S. FOODSERVICE


                         By: /s/ David M. Abramson
                            ___________________________________________
                            Name:  David M. Abramson
                            Title: Executive Vice President and
                                   General Counsel


Dated:  March 27, 2000

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